45 Poplar Road Parkville
Victoria 3052 Australia

T +613 9389 1911
F +613 9389 1434
www.csl.com.au

CSL

07022874

Our ref.: 04/1049

13 April 2007

The US Securities and Exchange Commission
Division of Corporation Finance
450 5th Street N.W.
Washington D.C. 20549
USA

SUPPL

Attention: Division of Corporate Finance (International)
Mail Stop 3 – 9

Dear Sir/Madam

CSL ANNOUNCEMENT

Please find attached a copy of the Announcement CSL made to the market today.

CSL's Half Year Report for 2006-2007.

Yours faithfully,

PROCESSED
APR 26 2007
THOMSON
FINANCIAL

Peter Turvey
COMPANY SECRETARY

Enc

82-3785



Half Year Report 2006-2007

CSL™

Half Year Financial Results

CSL GROUP RESULTS

For half year ended December	2006 ($M)	2005 ($M)
Sales revenue	1,514.4	1,393.1
Other revenue	49.4	24.6
Total revenue	1,563.8	1,417.7
Earnings before interest, tax, depreciation and amortisation	448.3	311.2
Depreciation/amortisation	57.6	50.3
Net interest expense/(income)	3.8	9.0
Earnings before interest and tax	390.7	260.9
Tax expense	129.6	75.5
Net profit	257.3	176.4
Interim dividend (cents)	49	28
Earnings per share (cents)	141.2	96.7

Dividend to Shareholders

An interim dividend of 49 cents per share (unfranked) is payable to shareholders on 13 April 2007.

For more information on results
Visit our website: http://www.csl.com.au/investors

Chairman's Report



Dear Shareholder,

Strong profit growth in the first half of the year reflected a solid trading performance by CSL Behring through increased sales and better operating margins.

Total revenue grew 10% to $1.6 billion compared to the same period last financial year. Net profit after tax increased 46% to $257 million.

Your Directors have announced an interim dividend of 49 cents per share (unfranked), an increase of 75% on the same period last year and payable to shareholders on 13 April 2007.

Business Group Performance

CSL Behring sales revenue increased 9% to $1.3 billion. Both core and specialty plasma products contributed to this result. An improved operating margin has been underpinned by our sales growth, favourable trading conditions and a continuing focus on operational efficiency. As planned, applications to market our high-yielding, chromatographic liquid intravenous immunoglobulin have been filed with the US, European and Canadian regulatory agencies.

CSL Bioplasma sales revenue grew 12% to $103 million as a result of increased demand for albumin in Asian markets (especially China) and the renewal of a toll fractionation contract with New Zealand.

CSL Biotherapies achieved 5% sales revenue growth to $94 million reflecting increased international sales of our influenza vaccine.

Business Development

In February 2007, CSL entered into an agreement with Sanofi-Aventis that enabled us to negotiate with Bayer to extend arrangements for the supply of Helixate® FS Recombinant Factor VIII. CSL's arrangements with Bayer have now been extended from 2009 to 2017. Helixate® FS contributed US$340 million to our sales revenues last financial year.

In November 2006, CSL Behring acquired Cytogam® from MedImmune, Inc. Cytogam® is a specialty intravenous immunoglobulin enriched with antibodies against cytomegalovirus used to prevent this disease which is associated with organ transplants.

CSL's proprietary Iscomatrix® adjuvant continues to attract international interest and we have agreements in place with a number of companies. In December, a worldwide license and option agreement was signed with Wyeth for our Iscomatrix® adjuvant technology to be used in a number of their investigative vaccine programs. We have also extended our existing agreement with Merck & Co. Inc. and two of their product candidates that use Iscomatrix® are now in clinical trials.

Our significant interest in developing biotechnology products based on recombinant monoclonal antibody technology has been strengthened by the acquisition of Zenyth Therapeutics Limited in November 2006. The Zenyth portfolio fits well with our research in cancer, immunology and inflammation.

Gardasil® Cervical Cancer Vaccine

In June 2006, the Food and Drug Administration in the US and the Therapeutic Goods Administration in Australia both granted approval for Gardasil®, the world's first vaccine against cervical cancer. Merck & Co. Inc. has exclusive global marketing rights for Gardasil®. CSL holds distribution rights

CSL

for Australia and New Zealand and receives royalties from global sales by Merck. By December 2006, Gardasil® had been approved in 40 countries and applications were under review with regulatory agencies in a further 50 countries. In the first half of the year, CSL received the first royalty payment of $21 million from global sales by Merck and the Australian Government announced free vaccination programs for girls and women aged 12 to 26.

Pandemic Influenza Vaccine

In January 2007, CSL announced new data from our pandemic influenza vaccine clinical trial program that will enable us to apply to Australia's Therapeutic Goods Administration for registration of the vaccine. Our latest studies confirm that two doses of antigen combined with an adjuvant produce a strong immune response against H5N1 bird flu virus. We expect the results of our subsequent study in infants, young children and the elderly later in 2007. Research and development work will continue towards producing the optimum pandemic vaccine that offers cross-protection against similar bird flu strains.

Business Outlook

CSL Behring's trading performance and the strong launch of Gardasil® are key drivers of our decision to upgrade our profit forecast for the 2006-2007 financial year.

CSL now expects to report net profit after tax of between $500 and $520 million, subject to a number of variables including currency fluctuations and material price movements in core plasma products.

Elizabeth Alexander, Chairman
March 2007

Shareholder Information

Share Registry

Computershare Investor Services Pty Limited
Yarra Falls, 452 Johnston Street Abbotsford VIC 3067
Postal Address: GPO Box 2975 Melbourne VIC 3001

Enquiries within Australia: 1800 646 882
Enquiries outside Australia: 61 3 9415 4000
Investor enquiries facsimile: 61 3 9473 2500
Website: www.computershare.com.au
Email: web.queries@computershare.com.au

Shareholders with enquiries should email, telephone or write to the Share Registry at the above address.

Separate shareholdings may be consolidated by advice to the Share Registry in writing.

Change of address can be updated at www.computershare.com.au or by phoning the enquiries numbers shown above. Shareholders must provide a Shareholder Reference Number (SRN) or Holder Identification Number (HIN) to update their information – or the Share Registry can be notified in writing. Shareholders broker sponsored on the CHESS sub-register must amend details online or notify their sponsoring broker of a change of address.

Direct payment of dividends into a nominated account may be arranged with the Share Registry. Shareholders are encouraged to use this option by updating banking details online or writing to the Share Registry with particulars.

The Annual General Meeting will be held at the Function Centre, National Tennis Centre, Melbourne Park, Batman Avenue, Melbourne at 10:00am on Wednesday 17 October 2007.

There is a public car park adjacent to the Function Centre that will be available to shareholders at no charge.

CSL Limited
ABN 99 051 588 348

Registered Head Office
45 Poplar Road Parkville
Victoria 3052 Australia
Telephone: +61 3 9389 1911
Facsimile: +61 3 9389 1434
Internet: http://www.csl.com.au

Visit our websites

CSL Limited
www.csl.com.au

CSL Behring
www.cslbehring.com

END